Exhibit 21.1

Subsidiaries

The following are the Company’s subsidiaries which are conducting business:

Name	Place of Incorporation

HD Capital Holdings LLC	Delaware
We Sell Cellular, LLC	Delaware
BST Distribution, Inc.	New York